Exhibit 12.1

The Peoples Gas Light and Coke Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	9 months ended	12 months ended	Fiscal years ended September 30,
	6/30/2003	6/30/2003	2002	2001	2000	1999	1998
Net Income Before Preferred
Stock Dividends	$84,544	$83,084	$77,818	$75,259	$73,576	$78,217	$68,378
Add—Income Taxes	51,458	50,564	47,832	47,692	41,954	44,115	38,188
Fixed Charges excluding capitalized interest	17,115	22,533	23,673	36,737	33,640	31,398	33,141

Earnings	$153,117	$156,181	$149,323	$159,688	$149,170	$153,730	$139,707

Fixed Charges including capitalized interest	$17,115	$22,533	$23,673	$36,737	$34,462	$34,040	$33,786
Ratio of Earnings to Fixed Charges	8.95	6.93	6.31	4.35	4.33	4.52	4.14